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                                                                 Exhibit (a)(11)

                                  PRESS RELEASE

NEWS For Immediate Release

         Penske Truck Leasing Completes Successful Tender Offer for Rollins Truck Leasing

         Reading, PA (February 22, 2001) - Penske Truck Leasing Co., L.P., based in Reading, PA, today announced the successful completion of its tender offer for the outstanding shares of common stock of Rollins Truck Leasing Corp. (NYSE:
RLC), based in Wilmington, Del. The tender offer expired at 12:00 Midnight on Wednesday, February 21, 2001. Shareholders of Rollins validly tendered approximately 54,982,000 shares (or approximately 94.8% of the outstanding shares) of Rollins, which have been accepted for payment at a price of $13 per share in cash.

         In addition, Penske Truck Leasing received Notices of Guaranteed Delivery with respect to approximately 915,000 shares (or approximately 1.6% of the outstanding shares) that have not yet been validly tendered. Under the terms of the tender offer, shares of common stock listed in a Notice of Guaranteed Delivery must be validly tendered within 3 trading days following the delivery of the notice in order for Penske Truck Leasing to accept the shares for payment.

         Penske Truck Leasing intends to promptly complete the transaction by acquiring the remaining outstanding shares of common stock of Rollins through a merger. In the merger, shares of common stock not purchased in the tender offer will be converted into the right to receive $13 per share in cash, subject to appraisal rights.

         Penske Truck Leasing is a global transportation services provider headquartered in Reading, Pa., with annual revenues of approximately $2.7 billion. The company operates more than 144,000 heavy-, medium-, and light-duty trucks and serves customers from approximately 750 locations in the United States, Canada, Mexico, South America and Europe. Product lines include full-service leasing, contract maintenance, commercial and consumer rental, integrated logistics services and supply chain management.

         Rollins Truck Leasing Corp. is a national full-service truck leasing and rental company, which services more than 53,000 vehicles under various lease and maintenance agreements from approximately 270 locations in the U.S. and Canada.

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